indosat

PT INDOSAT Tbk
ANNOUNCEMENT TO THE SHAREHOLDERS

It is hereby announced to the shareholders of PT Indosat Tbk (hereinafter referred to as the "Company") that the Extraordinary General Meeting of Shareholders (hereinafter referred to as "EGMS" or the "Meeting") which was held on Thursday, January 28, 2010 at the Auditorium of Indosat Building, Jl. Medan Merdeka Barat No. 21, Jakarta 10110, has declared the following resolutions:

First Agenda

a. To accept the resignation of Mr Michael Francis Latimer and to replace with honour Mr Setyanto Prawira Santosa as member of the Board of Commissioners of the Company with appreciation and gratitude as at the close of this Meeting, and release and discharge the resigned and replaced Commissioners from supervision liability that they may have incurred between January 1, 2009 and December 31, 2009 and between January 1, 2010 and the close of this Meeting, to the extent that actions taken during such supervision do not conflict with or violate the prevailing laws and regulations.

   Furthermore, to appoint Mr Chris Kanter and Mr Alexander Rusli as new independent Commissioners of the Company for the period commencing from the close of this Meeting until the close of the Annual General Meeting of Shareholders in the year 2012 or in accordance with the Articles of Association of the Company.

b. To replace with honour Mr Kaizad Bomi Heerjee as member of the Board of Directors of the Company with appreciation and gratitude as of April 30, 2010, and release and discharge the replaced Director from management liability that he may have incurred between January 1, 2009 and December 31, 2009 and between January 1, 2010 until April 30, 2010, to the extent that actions taken during such management do not conflict with or violate the prevailing laws and regulations.

   Furthermore, to appoint Mr Laszlo Imre Barta as new member of the Board of Directors of the Company for the period commencing from as of May 1, 2010 until the close of the Annual General Meeting of Shareholders in the year 2010 or in accordance with the Articles of Association of the Company.

   With due regard to the above resolutions, the composition of the Company's Board of Commissioners as of the closing of this Meeting until the close of the Annual General Meeting of Shareholders in the year 2012 and the composition of the Company's Board of Directors as of the closing of this Meeting (except for each Mr Kaizad Bomi Heerjee and Mr Laszlo Imre Barta) until the close of the Annual General Meeting of Shareholders in the year 2010 (in accordance with the Articles of Association of the Company) shall be as follows:

   Board of Commissioners:
   - H.E Sheikh Abdulla Mohammed S.A. Al-Thani, President Commissioner
   - Dr Nasser Mohd. A. Marafih, Commissioner
   - Mr Richard Farnsworth Seney, Commissioner
   - Mr Rachmad Gobel, Commissioner
   - Mr Rionald Silaban, Commissioner
   - Mr Jarman, Commissioner
   - Mr Alexander Rusli, Independent Commissioner
   - Mr Soeprapto, Independent Commissioner
   - Mr Thia Peng Heok George, Independent Commissioner
   - Mr Chris Kanter, Independent Commissioner

   Board of Directors:
   - Mr Harry Sasongko Tirtotjondro, President Director
   - Mr Peter Wladyslaw Kuncewicz, Director
   - Mr Stephen Edward Hobbs, Director
   - Mr Fadzri Sentosa, Director
   - Mr Laszlo Imre Barta, Director (effective as of May 1, 2010).

c. Further, to delegate the authority to the Board of Commissioners in accordance with Article 92 paragraph 5 of the Law No 40 of 2007 on Limited Liability Company, based on the President Director's proposal:
   (i) to determine the distribution of duties and responsibilities of the members of the Board of Directors (to the extent not determined by the General Meeting of Shareholders), and/or
   (ii) to change the distribution of duties and responsibilities of the members of the Board of Directors from time to time.

Second Agenda

a. To approve the amendments to the Company's Articles of Association:
   1. Article 3 on the Purpose, Objective and Business Activities.
   2. Article 15 paragraph 7 on the Quorum, Resolutions and Voting Rights at the GMS and Article 19 on Conflict of Interest.
   3. Article 17 paragraph 7, Article 18 paragraph 1 and paragraph 3 with regards to the Deputy President Director.

   As stated in the draft amendments to the Articles of Association that has been distributed to the shareholders who attended the EGMS.

b. Receive Board of Directors report on the change of the Company's majority shareholder name, Indonesia Communications Limited Pte. Ltd. (ICLS) to become Qatar Telecom (Qtel Asia) Pte. Ltd. since September 11, 2009.

c. To appoint and grant the authority with the right of substitution, to the Company's Board of Directors to conduct any action in relation to the resolution of the EGMS, including but not limited to appear before the authorized party, to discuss, to give and/or ask for information, to apply for the approval and/or submit a notification with regard to the amendments to the composition of the Board of Directors and/or Board of Commissioners and amendments to the Articles of Association of the Company to the Minister of Law and Human Rights of the Republic of Indonesia and any other related authorized institutions, to register the amendments to the composition of the Board of Directors and/or Board of Commissioners and amendments to the Company's Articles of Association as approved by this EGMS in the Company Registration in the Ministry of Trade, to make or cause to be made and sign the deeds and letters or any necessary documents including to make amendments and/or additions which required to obtain the approval from the authority, appear before the notary, to have the deed restating the Company's EGMS resolutions, prepared and finalized and moreover to take any necessary actions which should be and or could be made for the purpose of implementing/materializing the resolutions of this EGMS.

This announcement is hereby made to the attention of all shareholders.

Jakarta, February 1, 2010
PT INDOSAT Tbk
Board of Directors